Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 21, 2004
FOR:	PetroKazakhstan Inc.
SUBJECT:	Kazakhstan Stock Exchange Listing

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company"), incorporated in Canada, announces that it has been approved for listing on the Kazakhstan Stock Exchange with the trading symbol of "CA_PKZ_", effective today. The date of opening trade in the shares on the Kazakhstan Stock Exchange will be announced at a later date.

PetroKazakhstan, already listed on the New York, Toronto, London and Frankfurt Stock Exchanges, is a vertically integrated, international oil company with operations solely in the Republic of Kazakhstan.

The Company will become the largest oil company listed on the Kazakhstan Stock Exchange, in terms of market capitalisation (US $2.7 billion on October 20, 2004). PetroKazakhstan’s securities will be the first securities of a foreign issuer admitted to the listing of the Kazakhstan Stock Exchange

The Company’s upstream activities consist of exploration, development and production in the South Turgai basin in south central Kazakhstan. The Company operates 7 licenses (100% owned) and has a 50% interest in 4 other licenses through joint ventures. Its current production is approximately 160,000 barrels of light crude oil per day. PetroKazakhstan’s proved and probable reserves were independently assessed at 490 million barrels of oil and 33 billion cubic feet of gas, at year end 2003.

Its downstream activities consist of refining in its Shymkent refinery, and marketing of refined products.

Bernard Isautier, President and Chief Executive Officer, commented: "We are delighted and honored to start trading our shares on the Kazakhstan Stock Exchange. We believe that through listing on the Kazakhstan Stock Exchange we will be able to support a professional and vibrant Exchange that will foster investment by Kazakh investors in businesses operating in Kazakhstan. We are pleased to be involved with an institution that is poised to grow and develop alongside the Kazakh economy."

Copies of the listing committee opinion will be made available at the Kazakhstan Stock Exchange website www.kase.kz

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay Senior Vice President Finance and CFO +44 (1753) 410-020 +44 77-48-633-226 (cell)	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Manager Investor Relations-Europe + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

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